UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Ordinary Shares

On December 2, 2025, pursuant to the authorization of its Board of Directors on October 10, 2025, Ryde Group Ltd (the “Company”) issued 5,500,000 Class B Ordinary Shares of the Company, to its Founder, Chairman, and Chief Executive Officer, Mr. Terence Zou, following the satisfaction of the approved performance-based milestones. These performance-based milestones were achieved upon (a) the successful completion of the Company’s $10 million private offering on October 20, 2025, and (b) confirmation that the Company’s revenue growth in the first half of 2025 exceeds 20% compared to the same period in 2024. The proceeds from this fundraising strengthen the Company’s capital position and direct support for the Ryde 2.0 growth and financing roadmap, including the expansion of the Company’s electric vehicle (EV) fleet and the development of its leasing operations.

The Company’s share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. After the issuance of 5,500,000 Class B Ordinary Shares, Mr. Terence Zou will beneficially own an aggregate 12,677,175 Class B Ordinary Shares, which will constitute approximately 15.3% of the Company’s total issued and outstanding share capital and approximately 64.4% of the aggregate voting power, assuming the Company’s total issued and outstanding share capital is 82,751,826 Ordinary Shares, comprising 70,074,651 Class A Ordinary Shares and 12,677,175 Class B Ordinary Shares. The Class B Ordinary Shares are not listed on the NYSE American market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: December 2, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer